Exhibit 99.1

News Release

Release: Immediate
Trading Symbols: TSX: CRJ; OTCQB: CLGRF

CLAUDE GENERATES ADJUSTED NET EARNINGS OF $9.1 MILLION IN Q1

(All dollar amounts are in Canadian dollars unless stated otherwise)

Highlights:
•	Seabee Gold Operation awarded the John T. Ryan safety award for 2015;
•	Gold production of 20,672 ounces, the second highest quarterly production in Company history;
•	All-in sustaining cost per ounce of gold sold (1) of $1,328 (U.S. $967);
•	Adjusted earnings of $9.1 million, or $0.05 per share, before a non-cash deferred income tax expense of $1.9 million and $1.2 million of transaction costs related to the Silver Standard acquisition;
•	Cash and bullion (2) position of approximately $45.3 million, an increase of over $5.5 million during the quarter;
•	Continued exploration and underground drilling success at the Santoy Mine Complex; and
•	On March 7, 2016 announced the proposed acquisition of Claude Resources Inc. by Silver Standard.

May 5, 2016, Saskatoon, Saskatchewan, Canada – Claude Resources Inc. ("Claude" and or the "Company") today reported first quarter adjusted net earnings of $9.1 million ($0.05 per share) before a non-cash deferred income tax expense of $1.9 million and $1.2 million of transaction costs related to the proposed acquisition of Claude by Silver Standard, representing a 78% improvement from the first quarter of 2015 (Q1 2015: $5.1 million, $0.03 per share). The strong operating and financial performance in the first quarter increased the Company's cash and bullion (2) position by $5.5 million to $45.3 million over the prior quarter. The significant improvement in financial performance relates to an increase in gold sales volumes, higher margin ore from the Santoy Gap deposit and higher Canadian dollar gold prices.

"In the first quarter we increased our cash and bullion position to over $45 million, paid down debt and funded the majority of our annual capital and winter re-supply costs from robust margins," stated Brian Skanderbeg, President and Chief Executive Officer. "Our strong first quarter results were led by the increase in Santoy Gap tonnes milled, grades continuing to reconcile above schedule and improved Canadian dollar gold prices. We continued to make progress in advancing the Santoy Gap deposit and expect throughput to average 700 tonnes per day in 2016. The increased throughput and transition to more long-hole production ore versus development ore will positively impact production and more importantly margins as unit costs are expected to decline.

I would like to take the opportunity to acknowledge our operating team and their success in the area of safety. Our team at the Seabee Gold Operation was awarded the prestigious John T. Ryan Safety Trophy in the Metal Mine category for the Prairie Provinces and Territories. The award recognizes outstanding safety performance and I am justifiably very proud of our team for this achievement."

Financial Review
First quarter gold revenue of $34.0 million was 30% higher than the $26.2 million reported in the first quarter of 2015. The increase in gold revenue period over period was attributable to a 21% increase in gold sales volume (Q1 2016 – 21,030; Q1 2015 – 17,326 ounces) and a 7% increase in Canadian dollar gold prices realized (Q1 2016 - $1,618 (U.S. $1,178); Q1 2015 - $1,511 (U.S. $1,218)).

During the first quarter, higher gold sales volume period over period (which resulted in increased stockpile and in-circuit inventoried costs being expensed) contributed to a $3.4 million increase in production costs (Q1 2016 - $14.1 million; Q1 2015 - $10.7 million).  Slightly higher maintenance, mill, and infill drilling costs offset by lower mine costs due to increased throughput from the higher margin Santoy Gap deposit also contributed to this variance. During the quarter, total cash cost per ounce of gold sold (1) increased by 6% to $715 (U.S. $521) and all-in sustaining cost per ounce of gold sold (1) decreased by 3% to $1,328 (U.S. $967) from $1,374 (U.S. $1,107) in the first quarter of 2015. All-in sustaining costs per ounce of gold were budgeted to be higher in the first quarter as the majority of the annual property, plant and equipment budget, $5.7 million of the $8.8 million, was incurred.

Cash flow from operations before net changes in non-cash operating working capital (1) of $14.3 million ($0.07 per share) was up 55% from the $9.3 million ($0.05 per share) reported in the first quarter of 2015. The significant improvement was mainly related to higher revenues from increased ounces sold at slightly higher gold prices, a result of weakening Canadian/U.S. dollar exchange rate.

During the quarter, the Company generated strong free cash flows that resulted in a $5.5 million increase in cash and bullion (2) to $45.3 million at March 31, 2016. In addition to the increase in cash and bullion, the Company decreased its long-term debt by $1.25 million during the quarter and funded a large part of the Company's capital outlay on the winter ice re-supply program.

Financial Highlights	Q1 2016	Q1 2015	Change

Revenue (000's)	$34,027	$26,183	30%
Production costs (000's)	$14,094	$10,730	31%
Cash flow from operations* (000's) (1)	$14,335	$9,268	55%
Cash flow from operations* per share (1)	$0.07	$0.05	40%
Net earnings (000's)	$6,009	$5,122	17%
Earnings per share (basic and diluted)	$0.03	$0.03	-
Adjusted net earnings (000's)	$9,102	$5,122	78%
Adjusted earnings per share (basic and diluted)	$0.05	$0.03	67%
Average realized price per ounce	$1,618	$1,511	7%
Average realized price per ounce (U.S.$)	$1,178	$1,218	(3%)
Total cash cost per ounce (1)	$715	$675	6%
Total cash cost per ounce (U.S.$) (1)	$521	$544	(4%)
All-in sustaining cost per ounce (1)	$1,328	$1,374	(3%)
All-in sustaining cost per ounce (U.S.$) (1)	$967	$1,107	(13%)
*Cash flow from operations before net changes in non-cash operating working capital.

Operations Review
During the first quarter, the Santoy Gap deposit represented 72% of total gold production, averaging 589 tonnes per day at a head grade of 9.04 grams of gold per tonne to produce 15,042 ounces of gold. The 51% increase in gold production from the Santoy Gap deposit from Q1 2015 was due to a 38% increase in tonnes milled and a 9% increase in grade. During the quarter, the Company continued to advance development and complete infrastructure upgrades, including the commissioning of an underground cemented rock fill plant, to further increase the production rate to approximately 700 tonnes per day in 2016. At the Seabee Mine, gold production was 5,630 ounces from milling 20,610 tonnes at 8.84 grams of gold per tonne. The decrease in ounces produced from the Seabee Mine is a result of planned mine sequencing which focussed on ramp-up of production from the Santoy Gap deposit.

In 2016, the Company has outlined an aggressive drilling program that will include 18,000 metres of surface drilling and 65,000 metres of underground drilling. The surface and underground programs began in the first quarter and had success particularly at the Santoy Mine Complex (See March 16, 2016 news release "Claude Drills 29.16 g/t of Gold Over 6.26 Metres at Santoy Gap and Announces 2016 Exploration Program"). The initial results from the program demonstrate the potential for reserve and resource expansion from the consistent high grade and economic vein widths demonstrated within and outside the resource.

Production Highlights	Q1 2016	Q1 2015	Change
Santoy Mine Complex
Tonnes milled	53,569	38,897	38%
Head grade (grams of gold per tonne)	9.04	8.33	9%
Ounces produced	15,042	9,982	51%
Seabee Gold Mine
Tonnes milled	20,610	28,352	(27%)
Head grade (grams of gold per tonne)	8.84	12.70	(30%)
Ounces produced	5,630	11,085	(49%)

Total tonnes milled	74,179	67,249	10%
Average head grade (grams of gold per tonne)	8.99	10.17	(12%)
Recovery (%)	96.5	95.8	1%
Total gold produced (ounces)	20,672	21,067	(2%)
Total gold sold (ounces)	21,030	17,326	21%

Outlook
In 2016, the Seabee Gold Operation is expected to produce between 65,000 and 72,000 ounces of gold. The majority of tonnes and ounces in the 2016 business plan are expected to be sourced from the Santoy Gap deposit as it ramps up to an average of approximately 700 tonnes per day. The Company remains confident that it will continue to generate strong earnings and free cash flow during 2016 with unit cash costs and all-in sustaining costs expected to be consistent with those from 2015.

2016 Forecast (3)
Gold production	65,000 - 72,000
Total cash cost per ounce (1)	$700 - $775
Total cash cost per ounce (U.S.$) (1)	$530 - $585
All-in sustaining cost per ounce (1)	$1,125 - $1,245
All-in sustaining cost per ounce (U.S.$) (1)	$850 - $935

Silver Standard Acquisition of Claude Resources Inc.
On March 7, 2016, Claude and Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) ("Silver Standard") entered into a definitive agreement (the "Agreement") whereby Silver Standard will acquire all of the outstanding common shares of Claude pursuant to a plan of arrangement (the "Transaction").

Under the terms of the Agreement, all of the Claude issued and outstanding common shares will be exchanged on the basis of 0.185 of a Silver Standard common share and C$0.001 in cash per Claude share. Upon completion of the Transaction, existing Silver Standard and Claude shareholders will own approximately 69% and 31% of the combined company, respectively.
The Transaction will be carried out by way of a court approved plan of arrangement and will require the approval of both Claude and Silver Standard shareholders at a special meeting. Completion of the Transaction is subject to regulatory approvals and other customary closing conditions. Full details of the Transaction are included in the management information circulars of both Silver Standard and Claude which were mailed to shareholders on April 7, 2016. The special shareholder meetings of both companies are to be held May 18, 2016.  Upon completion of the Transaction, one Claude Director will be appointed to the Board of Directors of Silver Standard.
Benefits to Claude Shareholders
•	Meaningful ownership in an intermediate precious metals producer with assets in the Americas;
•	Provides exposure to Silver Standard's diversified project portfolio and reduces operating risk;
•	Significantly enhances financial strength and free cash flow generation;
•	Provides equity participation for exposure to future value creation and growth;
•	Increases trading liquidity and capital markets exposure;
•	Presents financial and tax synergies only realized through the combination; and
•	Maintains exposure to Claude's operating and exploration portfolio.

Conference Call and Webcast
We invite you to join our conference call and webcast today, May 5, 2016 at 11:00 AM Eastern Time.
To participate in the conference call, please dial 1-888-201-0168 or 1-647-788-4901. A replay of the conference call will be available until May 12, 2016 by calling 1-855-859-2056 and entering the passcode 87449808.
To view and listen to the webcast on May 5, 2016, please use the following URL in your web browser:
http://event.on24.com/wcc/r/1169790/491585A8D3F555B6B2599CB6926DBB22

A copy of Claude's Q1 2016 Management's Discussion & Analysis, Financial Statements and Notes thereto (unaudited) can be viewed at www.clauderesources.com.  Further information relating to Claude Resources Inc. has been filed on SEDAR and EDGAR and may be viewed at www.sedar.com or www.sec.gov.
Brian Skanderbeg, P.Geo. and M.Sc., President and CEO, has reviewed the contents of this news release for accuracy, and is a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").
Claude Resources Inc. is a public gold exploration and mining company based in Saskatoon, Saskatchewan, with an asset base located entirely in Canada. Its shares trade on the Toronto Stock Exchange (TSX:CRJ) and the OTCQB (OTCQB:CLGRF). Since 1991, Claude has produced over 1,200,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

Footnotes
(1)
See description and reconciliation of non-IFRS financial measures in the "Non-IFRS Financial Measures and Reconciliations" section in the Company's Q1 MD&A available on the Company's website at www.clauderesources.com or on www.sedar.com or www.sec.gov.

(2)	Cash and bullion relates to current cash on hand of $43.3 million and $1.9 million of bullion (gold poured in dore bars which has not yet been sold and is valued at market prices)
(3)	Forecasts are calculated using: midpoint of 2016 annual gold production forecast; consensus Canadian gold price of $1,505 per ounce; and, a foreign exchange rate assumption of $1.33 CDN$/U.S.$.

CAUTION REGARDING FORWARD-LOOKING INFORMATION
All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form. These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES
The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

For further information please contact:

Brian Skanderbeg, President & CEO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501
Email: ir@clauderesources.com
Website: www.clauderesources.com